Exhibit 99.3

Proxy Voting – Guidelines and Conditions 1. THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION . 2. THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING . 3. If you appoint the Management Nominees indicated on the reverse to vote on your behalf, they must vote in accordance with your instructions or, if no instructions are given, in accordance with the Voting Recommendation highlighted for the Arrangement Resolution on the reverse . If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, in accordance with the Voting Recommendation highlighted for the Arrangement Resolution on the reverse . 4. This proxy confers discretionary authority on the person named to vote in their discretion with respect to amendments or variations to the matters identified in the Notice of Special Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof . 5. The securityholder has a right to appoint a person or company to represent the securityholder at the Meeting other than the person or company designated in the form of proxy . Such right may be exercised by inserting, on the reverse of this form, in the space labeled “Please print appointee name”, the name of the person to be appointed, who need not be a securityholder of the Corporation . 6. To be valid, this proxy must be signed . Please date the proxy . If the proxy is not dated, it is deemed to bear the date of its mailing to the securityholders of the Corporation . 7. To be valid, this proxy must be filed using one of the Voting Methods and must be received by TSX Trust Company before the Filing Deadline for Proxy , noted on the reverse or, if the Meeting is adjourned or postponed, be deposited with the Corporate Secretary of the Corporation or TSX Trust Company as the Corporation's transfer agent, no later than 48 hours (excluding weekends and statutory holidays in Canada and the U . S . ) before the Meeting is reconvened . Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline . 8. If the holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the holder may be required to provide documentation evidencing the signatory’s power to sign the proxy . 9. Guidelines for proper execution of the proxy are available at www . stac . ca . Please refer to the Proxy Protocol . Electronic Delivery If you are a registered securityholder and wish to enroll for electronic delivery for future issuer communications including meeting related materials, financial statements, DRS, etc., where applicable, you may do so: After you vote online at www.voteproxyonline.com using your control number. Through TSX Trust’s online portal, Investor Insite. You may log in or enroll at https://www.tsxtrust.com/investor - login For details go to www.tsxtrust.com/consent - to - electronic - delivery VOTING METHOD Go to www.voteproxyonline.com and enter the 12 digit control number INTERNET 416 - 595 - 9593 FACSIMILE TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1 MAIL or HAND DELIVERY Investor inSite TSX Trust Company offers at no cost to holders, the convenience of secure 24 - hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable holder forms and Frequently Asked Questions. To register, please visit: https://www.tsxtrust.com/t/investor - hub/forms/investor - insite - registration and complete the registration form For assistance, please contact TSX TRUST INVESTOR SERVICES. Mail: 301 - 100 Adelaide Street West Toronto, ON, M5H 4H1 Tel: 1 - 866 - 600 - 5869 Email: tsxtis@tmx.com BITFARMS LTD. (the “ Corporation ”) Special Meeting March 20, 2026 at 9:00 AM (Eastern Time) Link: https://virtual - meetings.tsxtrust.com/1891 Password: bitfarms2026 (case sensitive) (the “ Meeting ”)

ARRANGEMENT RESOLUTION - VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES FORM OF PROXY (“PROXY”) BITFARMS LTD. ( the “Corporation”) Special Meeting March 20, 2026 at 9:00 AM (Eastern Time) Link: https://virtual - meetings.tsxtrust.com/1891 Password: bitfarms2026 (case sensitive) SECURITY CLASS: Common Shares RECORD DATE: February 13, 2026 FILING DEADLINE FOR PROXY: March 18, 2026 at 9:00 AM (Eastern Time) The undersigned hereby appoints Edith M. Hofmeister, failing whom Marieve Rodrigue (the “Management Nominees”), or instead any of them, the following Appointee as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with the voting instructions, if any, provided below. APPOINTEES Please print appointee name Signature of registered owner(s) Date (MM/DD/YYYY) This proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED PLEASE PRINT NAME - SEE VOTING GUIDELINES ON REVERSE - AGAINST FOR 1. Approval of the Arrangement Resolution To approve a special resolution of the shareholders of the Corporation, the full text of which is set forth in Appendix A to the accompanying management information circular, approving a statutory plan of arrangement under Section 182 of the Business Corporations Act (Ontario) involving the Corporation, Keel Infrastructure Corp. and 1576430 B.C. Unlimited Liability Company, all as more particularly described in the accompanying management information circular dated February 17, 2026. CONTROL NUMBER: